Atlas south sea pearl

ABN 32 009 220 053

20th April 2007

The Manager
Australian Stock Exchange
Exchange Plaza
2 The Esplanade
PERTH W.A. 6000

Dear Sir

RE: Interim Dividend, Production Expansion and Earnings Forecast

The company has commenced the year very strongly with revenue ahead of budget for the first quarter and operation targets on track. The Board is pleased to announce an interim fully franked dividend of two (2) cents per share. The record date for entitlement to the dividend payment will be the 10th May 2007 and the ex-dividend date will be the 4th May 2007. The payment date of the dividend will be 25th May 2007. It has been decided that the dividend reinvestment plan that is in place shall not be available for this dividend payment.

The company has identified pearling business opportunities in Malaysia. Due diligence and feasibility are being undertaken to determine funding requirements for the project. Approvals are being sought for land and sea lease availability in the state of Sabah. Subject to finalisation of these matters, the company expects to initiate a pilot project in Malaysia later this year.

The Company also wishes to provide some guidance on the earnings results of the company for 2007 and 2008.

		Actual 2005 (A$'000)	**Actual 2006 (A$'000)**	**Forecast 2007 (A$'000)**	**Forecast 2008 [1] (A$'000)**
Revenue -					
Pearls		9,095	12,004	13,270	16,710
Other		782	1,222	1,070	2,080
Total Revenue		9,877	13,226	14,340	18,790
Less - Operating Expenses and Cost of Sales		(7,521)	(9,057)	(9,760)	(11,490)
Net Profit (before interest and tax)		**2,356**	**4,169**	**4,580**	**7,300**
Shares on Issue	('000)	87,810	88,961	88,500	88,500
Earnings per Share (EBIT)	(cents)	2.68	4.69	5.18	8.25

1. These projections do not include any potential revenue or expenditure in relation to future expansion projects.

43 York Street, Subiaco, WA 6008 Australia • PO Box 8015, Subiaco East, WA 6008, Australia
TELEPHONE (61) (8) 9380 9444 • FACSIMILE (61) (8) 9380 9970 • WEBSITE http://www.atlassouthseapearl.com.au • EMAIL atlas@atlassouthseapearl.com.au

In providing these forecasts, it is important to understand the underlying assumptions and the inherent volatility in the financial projections:

1. Revenue

   Revenue forecasts from pearl sales are based on the existing number of oysters that are seeded and projected for harvest in 2007 and 2008.

   Pearl prices are subject to a large number of variables including average size, shape profile, colour, lustre, skin quality, market conditions and exchange rates. Many of these factors cannot be determined until the pearls are harvested and so estimates are made based on historical data.

   Because of the variables which can influence revenue forecasts, it is possible that the actual revenues achieved may vary by up to 20% from the projections.

2. Expenditure

   Expenditure can be forecast with a higher degree of certainty than the revenue projections. It is expected that there will be no more than 10% variance in actual expenditure from the projected figures and these costs are more manageable by the company.

3. Risk Factors

   As with any aquaculture project and, in particular one located in Indonesia, there are a considerable number of factors that present a risk of projections not being achieved and while every attempt is made to mitigate these risks, some are beyond the company's control.

4. Review of Projections

   Profit forecasts are reviewed throughout the year. Should an event take place that is likely to materially affect any of the projections this will be notified to the market.

Yours sincerely

JOSEPH TAYLOR
Managing Director